中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED

October 22, 2015

Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Mr. Reynolds:

Aluminum Corporation of China Limited Form 20-F for Fiscal Year Ended December 31, 2014 Filed April 15, 2015 (the "2014 Annual Report") (File No. 001-15264)

Aluminum Corporation of China Limited (the "**Company**" or "**we**") refers to the comment of the Staff (the "**Staff**") of the U.S. Securities and Exchange Commission (the "**SEC**" or the "**Commission**") on our 2014 Annual Report dated September 24, 2015 (the "**Comment Letter**"). We have included the Staff's comment in the Comment Letter and numbered our response accordingly:

<u>Exhibits</u>

1. Please tell us why you have not filed the agreements governing your loans and the instruments governing your medium notes and long term bonds as exhibits, given your financial condition as of the year ended December 31, 2014.

The Company respectfully advises the Staff that the Company has considered the Form 20-F Instructions as to Exhibits, No. 2.(b)(i), and has been applying it consistently when filing exhibits. No. 2. (b)(i) states that the exhibit filing requirement includes *"all instruments defining the rights of holders of long-term debt…* " except that it is not required to file *"(i)[a]ny instrument relating to long-term debt that is not being registered on this registration statement, if the total amount of securities authorized under that instrument does not exceed 10% of the total assets of you and your subsidiaries on a consolidated basis and you have filed an agreement to furnish us a copy of the instrument if we request it"*.

The Company respectfully submits that the total amount of each individual agreement governing the Company's loans or each individual instrument governing the Company's medium notes or long term bonds, issued by the Company and its subsidiaries, as of the year ended December 31, 2014, did not exceed 10% of the Company's total assets, on a consolidated basis, as of the year ended December 31, 2014, which amounted to RMB192,631,971,000 (equivalent to US$31,046,638,000), which was disclosed on page 12 of the 2014 Annual Report.

Based on the foregoing, the Company did not file the agreements governing its loans and instruments governing its medium notes and long term bonds for the year ended December 31, 2014 as exhibits of the 2014 Annual Report.

* * *

In addition to the above reply, as requested by the Commission, the Company hereby acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above reply responsive and helpful. Please contact us if you have any questions regarding the above. Thank you in advance for you assistance in this matter.

Yours sincerely,

/s/ Xie Weizhi

Xie Weizhi
Chief Financial Officer
Aluminum Corporation of China Limited

cc: Lance Chen, Baker & McKenzie
Christopher Shen, Baker & McKenzie